Exhibit 99.1

Hepsiburada Announces Fourth Quarter and Full Year 2023 Financial Results

ISTANBUL, March 25, 2024 - D-MARKET Electronic Services & Trading (d/b/a “Hepsiburada”) (NASDAQ: HEPS), a leading Turkish e-commerce platform (referred to herein as “Hepsiburada” or the “Company”), today announces its unaudited financial results for the fourth quarter and full year ended December 31, 2023.

Restatement of financial information: Pursuant to the International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies (“IAS 29”), the financial statements of entities whose functional currency is that of a hyperinflationary economy must be adjusted for the effects of changes in a general price index. Turkish companies reporting under International Financial Reporting Standards (“IFRS”), including the Company, have been required to apply IAS 29 to their financial statements for periods ended on and after June 30, 2022.

The Company’s consolidated financial statements as of and for the year ended December 31, 2023, including figures corresponding to the same period of the prior year, reflect a restatement pursuant to IAS 29. Under IAS 29, the Company’s financial statements are presented in terms of the measuring unit current as of December 31, 2023. All the amounts included in the financial statements which are not stated in terms of the measuring unit current as of the date of the reporting period, are restated applying the general price index. Adjustment for inflation has been calculated considering the price indices published by the Turkish Statistical Institute (TurkStat). Such indices used to restate the financial statements as at December 31, 2023 are as follows:

Date	Index	Conversion Factor
31 December 2023	1,859.4	1.00
31 December 2022	1,128.5	1.65

Figures unadjusted for inflation in accordance with IAS 29, denoted as “IAS 29-unadjusted”, “unadjusted for IAS 29”, “unadjusted”, “unadjusted for inflation”, or “without adjusting for inflation”, are also included in the summary tables of the consolidated financial statements and under the “Highlights” section and explanatory notes as relevant. The press release also includes tables that show the IAS 29 adjustment impact on the consolidated financial statements for the periods under discussion. Figures unadjusted for IAS 29 constitute non-IFRS financial measures. We believe that their inclusion facilitates the understanding of the restated financial statements in accordance with IAS 29 and our year on year growth and profitability guidance. Please see the “Presentation of Financial and Other Information” section of this press release for a definition of such non-IFRS measures, a discussion of the limitations on their use, and reconciliations of the non-IFRS measures to the most directly comparable IFRS measures.

Fourth Quarter 2023 Financial and Operational Highlights

(All financial figures are restated pursuant to IAS 29 unless otherwise indicated)

●	Gross merchandise value (GMV) increased by 25.4% to TRY 40.1 billion compared to TRY 32.0 billion in Q4 2022.

o	IAS 29-Unadjusted GMV increased by 103.9% to TRY 39.0 billion compared to Q4 2022.

●	Revenue increased by 29.5% to TRY 11,811.9 million compared to TRY 9,120.5 million in Q4 2022.

●	Number of orders increased by 1.7% to 34.4 million compared to 33.9 million orders in Q4 2022.

●	Active Customers was at 11.9 million compared to 12.2 million as of December 31, 2022.

●	(Order) Frequency increased by 43.7% to 9.5 compared to 6.6 as of December 31, 2022.

●	Active Merchant base increased by 1.8% to 101.5 thousand compared to 99.7 thousand as of December 31, 2022.

●	Number of SKUs increased by 40.8% to 230.4 million compared to 163.6 million as of December 31, 2022.

●	Share of Marketplace GMV was 66.8% compared to 68.1% in Q4 2022.

●	EBITDA improved to positive TRY 129.1 million compared to negative TRY 415.1 million in Q4 2022. Accordingly, EBITDA as a percentage of GMV was at 0.3%, a 1.6 percentage points improvement compared to negative 1.3% in Q4 2022.

o	IAS 29-Unadjusted EBITDA improved to positive TRY 555.7 million compared to negative TRY 15.0 million in Q4 2022. IAS 29-Unadjusted EBITDA as a percentage of GMV in Q4 2023 improved 1.5 percentage points to 1.4% compared to negative 0.04% in Q4 2022.

●	Net loss for the period was TRY 644.1 million compared to a net loss of TRY 912.4 million for Q4 2022.

●	Free cash flow was positive TRY 2,849.7 million compared to positive TRY 1,745.9 million in Q4 2022.

Full Year 2023 Financial and Operational Highlights

(All financial figures are restated pursuant to IAS 29 unless otherwise indicated)

●	Gross merchandise value (GMV) increased by 31.1% to TRY 116.5 billion compared to TRY 88.9 billion in 2022.

o	IAS 29-Unadjusted GMV increased by 103.8% to TRY 96.5 billion compared to 2022.

●	Revenue increased by 34.3% to TRY 35,558.5 million compared to TRY 26,478.0 million in 2022.

●	Number of orders increased by 40.6% to 113.0 million compared to 80.4 million orders in 2022.

●	Active Customers was at 11.9 million compared to 12.2 million as of December 31, 2022.

●	(Order) Frequency increased by 43.7% to 9.5 compared to 6.6 as of December 31, 2022.

●	Active Merchant base increased by 1.8% to 101.5 thousand compared to 99.7 thousand as of December 31, 2022.

●	Number of SKUs increased by 40.8% to 230.4 million compared to 163.6 million as of December 31, 2022.

●	Share of Marketplace GMV was 66.9% compared to 66.7% in 2022.

●	EBITDA improved to positive TRY 449.2 million compared to negative TRY 4,267.9 million in 2022. Accordingly, EBITDA as a percentage of GMV was at 0.4% on a 5.2 percentage points improvement compared to negative 4.8% in 2022.

o	IAS 29-Unadjusted EBITDA improved to positive TRY 1,749.5 million compared to negative TRY 1,014.6 million in 2022. IAS 29-Unadjusted EBITDA as a percentage of GMV in 2023 improved 4.0 percentage points to 1.8% compared to negative 2.1% in 2022.

●	Net income for the period increased to TRY 75.5 million compared to a net loss of TRY 4,790.7 million for 2022.

●	Free cash flow was positive TRY 3,873.0 million compared to negative TRY 685.5 million in 2022.

Commenting on the results, Nilhan Onal Gökçetekin, CEO of Hepsiburada said:

“I am extremely proud of our team’s execution on our strategic priorities throughout 2023. The tangible results of our hard work amidst a high-inflationary environment is clearly reflected in our financial results. Our robust year-on-year GMV growth of 103.8% in the fourth quarter, typically a high shopping season, significantly contributed to our full-year results on an unadjusted basis. In 2023, we recorded 1.8% EBITDA as a percentage of GMV, reflecting a notable c.400 basis point year-on-year improvement in 2023, on an unadjusted basis. This turnaround in profitability resulted from our focus on monetizing our core operations, leveraging our key strengths for both on-platform and off platform operations, and our prudent cost management. With strong cash generation from our operations and optimized investments, we generated around TRY 3.9 billion free cash flow in 2023.

Our loyalty program, Hepsiburada Premium, more than tripled in size to 2.2 million members in 2023, reaffirming its value and appeal. Our relentless focus on operational excellence and customer satisfaction propelled us forward to confirm our NPS leadership in the Turkish e-commerce market for the second consecutive year.

We have expanded our product selection by onboarding various global brands onto our platform, while also strengthening our partnerships with our suppliers. Our merchants benefit from intuitive self-service tools and access to our fulfillment, logistics and fintech services with welcomed flexibility. Our advertising offering, HepsiAd, has undergone a successful relaunch, empowering merchants with tailored advertising solutions. These valuable solutions are proven to drive mutual growth.

In 2023, our fintech asset Hepsipay recorded 14.3 million wallet users with over 1.2 million Hepsipay prepaid cards issued. Our customers have enjoyed the convenience and optionality of our affordability solutions which include our “Buy Now Pay Later” (“BNPL”) solution, as well as shopping or general purpose loans from intermediary banks. In 2023, the total financed transaction volume on our platform reached TRY 6.1 billion. Going forward, we will solidify our position as an e-commerce player providing the widest affordability solutions.

A key strategic pillar for us has been to offer our B2B clients a comprehensive suite of e-commerce solutions, leveraging our key strengths. In 2023, our last-mile delivery services provider HepsiJet, nearly doubled its external client base with a consequent c.60% rise in external delivery volume year-on-year. We believe HepsiJet’s robust NPS confirms its superlative service quality. On the fintech front, we continued the expansion of Hepsipay’s one-click check-out solution, an integral component of our strategy, which is now used by ten retailers. This take-up aligns with our vision of becoming one of the leading fintech companies in Türkiye.

To ensure solid growth and a higher profitability margin in 2024, we seek to execute on our strategic priorities and build on our success with customer-centric focus. We believe we will achieve this by scaling our loyalty program, differentiating our offerings with our fintech and logistics operations and achieving further penetration of these services in their respective markets. Additionally, we will continue focusing on incremental revenue avenues including our advertising solutions.

I extend my heartfelt gratitude to our exceptional team for their dedication, our loyal customers for their continued support, our partners for their collaboration, and our shareholders for their trust in our vision. Together, we will continue to push boundaries, and shape the future of e-commerce in Türkiye and beyond.”

Summary: Key Operational and Financial Metrics

The following table sets forth a summary of the key unaudited operating and unaudited financial data as of and for the three months ended December 31, 2023 and December 31, 2022 and the twelve months ended December 31, 2023 and December 31, 2022 prepared in accordance with IFRS. Unless indicated otherwise, all financial figures in the tables provided are inflation-adjusted (in accordance with IAS 29).

	Three months ended December 31,				Twelve months ended Dec 31,
(in TRY million	unaudited				unaudited
unless otherwise indicated)	2023	2022	y/y %		2023	2022	y/y %
GMV (TRY in billion)	40.1	32.0	25.4%		116.5	88.9	31.1%
Marketplace GMV (TRY in billion)	26.8	21.8	23.0%		77.9	59.3	31.4%
Share of Marketplace GMV (%)	66.8%	68.1%	(1.3	)pp	66.9%	66.7%	0.2 pp
Number of orders (million)	34.4	33.9	1.7%		113.0	80.4	40.6%
Active Customer (million)	11.9	12.2	(2.1)%		11.9	12.2	(2.1)%
Revenue	11,811.9	9,120.5	29.5%		35,558.5	26,478.0	34.3%
Gross Contribution	3,617.0	2,506.8	44.3%		10,769.8	5,754.0	87.2%
Gross Contribution margin (%)	9.0%	7.8%	1.2	pp	9.2%	6.5%	2.7	pp
Net income/(loss) for the period	(644.1)	(912.4)	(29.4)%		75.5	(4,790.7)	n.m.
EBITDA	129.1	(415.1)	n.m.		449.2	(4,267.9)	n.m.
EBITDA as a percentage of GMV (%)	0.3%	(1.3)%	1.6	pp	0.4%	(4.8)%	5.2	pp
Net cash provided by operating activities	3,183.6	2,130.9	49.4%		5,019.1	706.8	610.1%
Free Cash Flow	2,849.7	1,745.9	63.2%		3,873.0	(685.5)	n.m.

Note: The abbreviation “n.m.” stands for not meaningful throughout the press release.

Note that Gross Contribution, EBITDA and Free Cash Flow are non-IFRS financial measures. See the “Presentation of Financial and Other Information” section of this press release for a definition of such non-IFRS measures, a discussion of the limitations on their use, and reconciliations of non-IFRS measures to the most directly comparable IFRS measures. See the definitions of metrics such as GMV, Marketplace GMV, share of Marketplace GMV, Gross Contribution margin, EBITDA as a percentage of GMV, number of orders and Active Customer in the “Certain Definitions” section of this press release.

Q1 2024 Outlook

The below forward-looking statements reflect Hepsiburada’s expectations as of March 25, 2024, considering year to date trends which could be subject to change, and involve inherent risks which we are unable to control or foresee. The financial outlook is based on management’s current views and estimates with respect to existing market conditions. However, there are several uncertainties including the inflationary environment both in Türkiye and globally, local currency volatility, further tightening in monetary policy, low consumer confidence, pressure on purchasing power, regional geopolitical headwinds, the new regulatory environment for our activities in Türkiye and the evolving competitive landscape. Management’s views and estimates are subject to change without notice. See also the “Forward Looking Statements” section at the end of this press release.

For the first quarter of 2024, we expect to deliver IAS 29-Unadjusted GMV growth of around 120% compared to the same period of 2023 and IAS 29-Unadjusted EBITDA as a percentage of GMV of around 2%.

In 2024, we intend to remain focused on sustainable and profitable growth with a prudent approach to capital allocation.

Business and Strategy Highlights

As of December 31, 2023, the annual inflation rate published by TurkStat remained largely flat at 64.8%, compared to 64.3% as of December 31, 2022. Yearly average inflation rate published by TurkStat in 2023 was 53.9%, compared to 72.3% in 2022.The monthly inflation rates during the fourth quarter of 2023 were 3.4%, 3.3% and 2.9% in October, November and December, respectively. The Consumer Confidence Index increased to 77.4 as of December 31, 2023 compared to 71.5 as of September 30, 2023.

In Q4 2023, IAS 29-Unadjusted GMV increased by 104% to TRY 39.0 billion compared to TRY 19.1 billion in Q4 2022, exceeding the high end of our guidance range of 93% to 95% by 9 percentage points. Adjusted for inflation, GMV increased by 25.4% to TRY 40.1 billion in Q4 2023 compared to TRY 32.0 billion in Q4 2022. The month of November is typically one of the peak months of the year during which we traditionally hold numerous campaigns with participating merchants. In November 2023, the number of orders (excluding digital products) was 2.0 times that of the monthly average of the prior months of 2023. Our platform attracted almost 500 million visits and sold over 30 million pieces in November.

In 2023, IAS 29-Unadjusted GMV increased by 103.8% to TRY 96.5 billion compared to TRY 47.3 billion in 2022, exceeding our guidance range of around 100% by 4 percentage points. Adjusted for inflation, GMV increased by 31.1% to TRY 116.5 billion in 2023 compared to TRY 88.9 billion in 2022.

For Hepsiburada, GMV growth is a function of the growth in number of orders and average order value. We experienced order growth of 1.7% in Q4 2023 compared to Q4 2022, whereas in 2023, order growth was 40.6% compared to 2022. Order growth resulted from the continued rise in order frequency. Order frequency grew by 43.7% to 9.5 as of December 31, 2023, up from 6.6 in 2022. Strong digital products orders continued to fuel the rise in order frequency. Order frequency (excluding digital products orders) was 6.3 in 2023 compared to 5.4 in 2022, corresponding to 16.1% growth. Meanwhile, order growth (excluding digital products) was 8.4% in Q4 2023 compared to Q4 2022 and 13.7% in 2023 compared to 2022. While digital products only generated around 0.6% of our GMV in 2023, we value the repeat interaction they enable with the participating customer segments.

Meanwhile, average order value grew by 100.5% in Q4 2023, and 45.0% in full year 2023 compared to the corresponding periods in 2022. The average order value (excluding digital products) grew by 79.2%, outpacing the average inflation of 53.9% in full year 2023. The faster average order value growth (excluding digital products) is attributable mainly to faster-than-inflation rise in average selling prices and higher share of large-ticket items in electronics, both in Q4 2023 and for the full year 2023.

Our Active Customer base was 11.9 million in 2023, a decrease of 2.1% compared to 2022.

Overall, our performance was also supported by the appeal of our Hepsiburada Premium loyalty program, attractive affordability solutions and data-driven marketing campaigns.

The discussion below elaborates on our progress in Q4 2023 and full year 2023, as relevant, within each of our strategic priorities:

a) Nurturing loyalty

•	Central to our strategy is prioritizing customer loyalty and retention. Our loyalty program, Hepsiburada Premium, has played a key role in achieving this. Meanwhile, focusing on retention has helped us to reduce and optimize our marketing and advertising spend.

•	Hepsiburada Premium members enjoy access to a wide range of benefits that include free delivery and 3% cashback subject to certain conditions, plus free access to an on-demand streaming service, and discounted services, among others, for a monthly subscription fee of TRY 29.9 as at the date of this press release. Members more than tripled in 2023 to 2.2 million compared to 615 thousand in 2022. By mid-March 2024, the number of members had reached 2.4 million.

•	Hepsiburada Premium members continue to generate higher order frequency than non-members. In Q4 2023, the monthly order frequency for members was 40% higher than the order frequency generated before joining the program.

•	Based on the results of market research conducted by FutureBright (a local research company), Hepsiburada Premium members’ Net Promoter Score (“NPS”) was 80 in Q4 2023. This score remains higher than the Company’s overall NPS, which we believe signifies a strong satisfaction level among members.

•	In 2023, on our Marketplace, we enhanced end-to-end solutions offerings for our merchants such as our fulfillment, logistics, two-man handling, fintech and advertising solutions. To facilitate higher conversion to sales for our merchants, new tools and features such as self-service campaign management, coupon creation and tailored advertising solutions are now available on our merchant app. With our 101.5 thousand Active Merchant base, our total SKU count has increased to over 230 million in 2023. In 2023, we expanded our selection of non-electronic categories on our Marketplace, particularly within fashion and beauty. We on-boarded a total of 38 thousand new brands on the platform, including a number of key global brands, with around 50% of these was within the fashion and beauty categories. Meanwhile, we have deepened our long-lasting partnerships with Hepsiburada’s well-established suppliers in retail operations.

•	Our advertising business, HepsiAd, offers variety of advertisement options which boost the visibility of participating merchants. Through these ads, merchants are better able to reach their target audience and increase their sales, while benefiting from actionable consumer analytics. In 2023, around 18 thousand merchants used our advertising solutions.

•	In 2024, we remain dedicated to growing the Hepsiburada Premium member base. One key initiative that we believe will support the program was the launch of a co-branded credit card with Yapı Kredi Bank, which offers its users attractive benefits. Following the launch, our focus is on increasing the Hepsiburada Premium credit card user base which we believe will, in turn, contribute to our overall growth. On our Marketplace, we plan to focus on expanding our merchant base, while encouraging merchants to utilise of our set of solutions. Particularly in advertising services, we believe there is potential to scale our performance levels going forward. Key focus areas in 2024 include increasing the adoption of HepsiAd’s solutions by our merchants and increasing such revenues per merchant.

b) Capitalizing on our clear differentiation with affordability and lending solutions as well as high service levels on the platform and superior delivery services

•	We are focused on using our sustainable differentiators to provide our customers with best value through our affordability solutions (through Hepsipay) and superior delivery services (through HepsiJet). We believe that our solutions set us apart from the competition through our commitment to customer satisfaction.

•	In 2023, we had an overall NPS of 72 compared to 74 in 2022 (according to the results of market research conducted by FutureBright on behalf of Hepsiburada). This score positioned us as the leading platform in terms of NPS for the second consecutive year. We believe that our fast delivery services, wide range of affordability solutions and the depth and breadth of our selection were instrumental in earning customer appreciation and trust.

•	In 2024, we aim to continue leveraging our core strengths and prioritizing customer satisfaction.

i)	Hepsipay

•	Leveraging our e-money and payment services licenses, we offer a comprehensive suite of payment and affordability solutions on the Hepsiburada platform as well as externally to other partner retailers.

•	As of December 31, 2023, our wallet and payment gateway solution, Hepsipay, registered approximately 14.3 million Hepsipay wallet customers (representing users who have opened their wallet account by giving the required consent to Hepsipay), up from 11.0 million in 2022. As of mid-March 2024, the number of Hepsipay wallet customers reached 15 million.

•	We remain the only e-retailer with licenses in payments and consumer finance, and were the first in the market to launch a BNPL solution. As of December 31, 2023, our BNPL solution had been used by over 328 thousand customers with approximately 978 thousand orders processed through our non-card affordability solutions (including BNPL and shopping loans). Meanwhile, our total financed transaction volume (including general purpose loans) reached TRY 6.1 billion, with 57% of this volume generated through our BNPL solution in 2023 compared to 26% in 2022. In Q4 2023, orders made through non-card affordability solutions corresponded to a 5.6% share of total GMV, compared to 3.9% in Q4 2022. We diligently manage credit risk in our BNPL solution, while maintaining our focus on growth optimization.

•	As of December 2023, following the launch of the service in May 2023, around 1 million Hepsipay prepaid cards had been issued through the Hepsiburada mobile app. The Hepsipay prepaid card is linked to the QR payment feature allowing customers to use it at any off-line retailer that accepts QR payments. By mid-March 2024, Hepsipay cards issued exceeded 1.2 million. The option for Hepsipay prepaid card holders to top up their e-wallets by way of general purpose loans is now available from six leading banks in Türkiye.

•	In 2024, Hepsipay is working to become Türkiye’s most used digital wallet solution in physical and online retail. Hepsipay also aims to win additional key accounts and launching a product solution targeted at SMEs. We believe this could ultimately position Hepsipay as Türkiye’s leading fintech company.

ii)	HepsiJet

•	In 2023, HepsiJet continued offering competitive services, including our oversized delivery services that differentiate us in the market. We believe swift delivery is a core customer expectation and, in 2023, HepsiJet delivered 82% of orders placed through our retail arm (1P) within the next day (compared to 83% in full year 2022).

•	HepsiJet is also a key component of our value proposition for our merchants. In 2023, HepsiJet delivered around 67% of our total parcels (compared to 65% in 2022).

•	In 2023, HepsiJet had an NPS of 87 according to our internal survey results, underscoring its service excellence. Through HepsiJet, our customers enjoy flexible delivery options and value added services which we expanded during the year. HepsiJet serves in all 81 cities in Türkiye with over 3 thousand carriers.

•	Our oversized package delivery service (HepsiJet XL) delivered 59% of oversized parcels ordered through our platform in 2023, up from 47% in 2022.

•	In 2024, we expect to build on HepsiJet‘s integral role in our logistics ecosystem and excel in speed of delivery and customer experience.

c) Pursuing profitability by focusing on core operations, growth in non-electronics and step change in opex

•	Continuing the trend from previous quarters in 2023, we delivered a positive IAS 29-Unadjusted EBITDA of TRY 555.7 million in Q4 2023. This was achieved mainly through a stronger Gross Contribution, optimized marketing spending and a prudent approach to operational expenses. EBITDA was also positive at TRY 129.1 million in Q4 2023 compared to negative TRY 415.1 million in Q4 2022.

d) Offering payment, lending and last-mile delivery services to third parties

•	Our strategy to extend our services and solutions beyond our platform by offering them to other retailers benefits both retail partners and customers. We see great potential for Hepsipay and HepsiJet to use their assets and increase their revenue contribution to our Company.

•	HepsiJet today serves over two thousand external customers including household-name retailers, nearly doubling last year’s figure. We believe HepsiJet is best positioned to build on this momentum and grow its share in the logistics market.

•	The share of external customer volume in HepsiJet’s operations increased to 24.9% in 2023, up from 19.6% in 2022. Total parcel volume of third parties delivered in 2023 increased by 59% compared to 2022.

•	As of December 31, 2023, following the product launch in July 2023, Hepsipay’s one-click check-out (Pay with Hepsipay) offering was successfully integrated into the online check out of ten retailers. Through this offering, Hepsipay has gained a share of these retailers’ online sales by enabling payment with cards stored on the Hepsipay wallet. We believe that the envisaged growth in one-click check-out integrations will become instrumental in Hepsipay’s off-platform expansion.

•	Hepsipay's solid wallet base, diverse affordability solutions, own loyalty program (Hepsipara Program) and fast and reliable check-out attest to its competitive advantage.

In 2024, we aim to continue executing on four strategic priorities including nurturing loyalty, capitalizing on our differentiation in last-mile delivery, capitalizing on our differentiation in affordability & lending solutions and offering payment, lending as well as last-mile delivery services to third parties.

ESG Actions

•	As part of our efforts to integrate sustainability goals into our business processes, Hepsiburada was the first e-commerce company worldwide to commit to the United Nations Global Compact's "Moving Forward Faster" initiative. The initiative aims to accelerate the achievement of the UN Sustainable Development Goals by 2030.

•	In 2023, Hepsiburada launched the Promise for Tomorrow program to provide new opportunities for young people, support their personal and social development, and help them realize their potential. The program offers young people with e-commerce, entrepreneurship, and marketing training.

•	As part of our social responsibility projects, Hepsiburada has continued to provide food, medical supplies, and logistics support to animal associations.

•	Hepsiburada's ongoing "A Smile is Enough" project has reached 36 thousand children since its inception.

•	In Q4 2023, the "Technology Empowerment for Women Entrepreneurs" ("TEWE") program, launched in 2017 to develop women's role in the Turkish digital economy, reached an additional 2,904 women. To date, the TEWE program has supported around 50 thousand women entrepreneurs. Furthermore, as of December 31, 2023, the number of women's cooperatives on our platform reached 250.

•	Following the earthquakes that struck the southeastern region of Türkiye in February 2023, in March 2023, the Company launched the "Trade and Technology Empowerment for the Earthquake Region" program. Since the program's launch, the total number of active merchants operating in the earthquake region has reached approximately 16,400, with over 2,800 new businesses selling their products online through Hepsiburada. Active sellers in the earthquake region have sold a total of 6.9 million products through 4.4 million orders, generating a trade volume exceeding TRY 3.5 billion. In addition to its E-Commerce Specialization Centers in Adana and Hatay, Hepsiburada plans to open its third center in the first half of 2024. Through the E-Commerce Specialization Centers, Hepsiburada supports existing merchants and organizes training courses and programs for those new to the e-commerce market. Over a thousand merchants from the region have benefitted from such training courses.

•	As a part of the TEWE program, various NGO collaborations have been established to provide sustainable support to the impacted region. As of December 31, 2023, the number of women entrepreneurs and women's cooperatives in the earthquake zone had reached 3,207 and 38, respectively.

Subsequent Events

Update on Hepsiburada Seyahat operations

With effect from the close of business on March 31, 2024, Hepsiburada has made the commercial decision to discontinue its complementary business Hepsiburada Seyahat, which conducts airline and bus ticketing operations under a travel agency license granted in February 2021. The contribution of the Hepsiburada Seyahat business to the Company’s GMV was not material for the year ended December 31, 2023.  Any tickets sold prior to the discontinuance will remain valid and Hepsiburada will remain at the service of such ticketholders.

Capital Markets Board approval to participate in an asset-backed security issuance

On March 21, 2024, the Capital Markets Board of Türkiye granted approval to Pasha Yatırım Bank Hepsiburada Varlık Finansmanı Fonu for the issuance of asset-backed securities in a structure where Hepsiburada participates as the originating entity with respect to its BNPL receivables. The approval is granted for up to TRY 2 billion and will be valid for one year from the date of approval. Hepsiburada intends to use its BNPL receivables in this structure to be able to sustainably grow its BNPL business and reduce its impact on working capital. As of the date of this earnings release, the terms of the issuance (including the amount and the timing of issuance) have not been agreed among the participants. These will be determined based on market conditions and, for Hepsiburada, will require a board of directors approval.

Hepsiburada Financial Review

Restatement of financial information: Pursuant to IAS 29, the financial statements of an entity whose functional currency is that of a hyperinflationary economy is reported in terms of the measuring unit current as of the reporting date of the financial statements. All amounts included in the financial statements which are not stated in terms of the measuring unit current as of the date of the reporting period are restated applying the general price index. In summary:

(i)	Non-monetary items are restated from the date of acquisition to the end of the reporting period.

(ii)	Monetary items that are already expressed in terms of the monetary unit current at the end of the reporting period are not restated.

(iii)	Comparative periods are stated in terms of measuring unit current at the end of the reporting period.

(iv)	All items in the statement of comprehensive income/(loss) are stated in terms of the measuring unit current as of the date of the financial statements, applying the relevant (monthly) conversion factors.

(v)	The gain or loss on the net monetary position is included in the statement of comprehensive loss and separately disclosed.

Note: All financial figures in the tables provided are expressed in terms of the purchasing power of the Turkish Lira at December 31, 2023 (in accordance with IAS 29) unless otherwise indicated.

	Three months ended Dec 31,				Twelve months ended Dec 31,
(in TRY million	unaudited				unaudited
unless otherwise indicated)	2023	2022	y/y %		2023	2022	y/y %
GMV (TRY in billion)	40.1	32.0	25.4%		116.5	88.9	31.1%
Marketplace GMV (TRY in billion)	26.8	21.8	23.0%		77.9	59.3	31.4%
Share of Marketplace GMV (%)	66.8%	68.1%	(1.3	)pp	66.9%	66.7%	0.2	pp
Revenue	11,811.9	9,120.5	29.5%		35,558.5	26,478.0	34.3%
Gross Contribution	3,617.0	2,506.8	44.3%		10,769.8	5,754.0	87.2%
Gross Contribution margin (%)	9.0%	7.8%	1.2	pp	9.2%	6.5%	2.7	pp
Net income/(loss) for the period	(644.1)	(912.4)	(29.4)%		75.5	(4,790.7)	n.m.
EBITDA	129.1	(415.1)	n.m.		449.2	(4,267.9)	n.m.
EBITDA as a percentage of GMV (%)	0.3%	(1.3)%	1.6	pp	0.4%	(4.8)%	5.2	pp
Net cash provided by operating activities	3,183.6	2,130.9	49.4%		5,019.1	706.8	610.1%
Free Cash Flow	2,849.7	1,745.9	63.2%		3,873.0	(685.5)	n.m.

Note: Unless otherwise indicated, all discussions and analysis provided in this section are based on inflation-adjusted IFRS figures and non-IFRS measures.

Revenue

	Three months ended Dec 31,			Twelve months ended Dec 31,
(in TRY million, unaudited)	2023	2022	y/y %	2023	2022	y/y %
Sale of goods[1] (1P)	8,877.8	7,113.4	24.8%	26,353.5	20,735.5	27.1%
Marketplace revenue[2] (3P)	1,282.2	942.5	36.0%	4,486.4	2,804.9	59.9%
Delivery service revenue	1,270.3	860.3	47.7%	3,622.4	2,450.3	47.8%
Other	381.6	204.3	86.8%	1,096.2	487.3	125.0%
Revenue	11,811.9	9,120.5	29.5%	35,558.5	26,478.0	34.3%

1: In 1P direct sales model, we act as a principal and initially recognize revenue from the sales of goods on a gross basis at the time of delivery of the goods to our customers.

2: In the 3P marketplace model, revenues are recorded on a net basis, mainly consisting of marketplace commission, transaction fees and other contractual charges to the merchants.

Fourth quarter 2023

Our revenue increased by 29.5% to TRY 11,811.9 million in Q4 2023 compared to TRY 9,120.5 million in Q4 2022. This was mainly due to a 24.8% increase in sale of goods (1P) revenue (comprising 75.2% of total revenue) and a 36.0% increase in Marketplace revenue (3P) (comprising 10.9% of total revenue), compared to Q4 2022. Our delivery service revenue, comprising 10.8% of total revenue, rose by 47.7% compared to Q4 2022. Meanwhile, the 86.8% growth in other revenue was mainly driven by 77.5% growth in our advertising services revenues (including our HepsiAd services and co-marketing revenues) and 5.6x growth in Hepsiburada Premium subscription revenues compared to Q4 2022.

While GMV increased by 25.4% in Q4 2023 compared to Q4 2022, total 1P and 3P revenue growth during this period was 26.1%. Faster revenue growth compared to GMV growth was mainly due to a 1.3 percentage point (pp) shift in GMV composition towards 1P and a shift in the Marketplace GMV mix towards higher margin categories.

The 47.7% increase in delivery service revenue compared to Q4 2022 was mainly due to (i) an annual and mid-year rise in unit delivery service charges, (ii) an increase in delivery service revenue from off-platform customers of HepsiJet and (iii) an increase in the number of parcels delivered.

Full year 2023

In 2023, our revenue increased by 34.3% to TRY 35,558.5 million compared to TRY 26,478.0 million in 2022. This was mainly due to 27.1% growth in 1P revenue and 59.9% increase in Marketplace revenue (3P), comprising 86.7% of total revenue. Meanwhile, the 125.0% growth in other revenue was mainly driven by 95.3% growth in our advertising services revenues (including our HepsiAd services and co-marketing revenues) and 9.2x growth in Hepsiburada Premium subscription revenues compared to 2022. HepsiAd services revenue as a percentage of GMV was around 0.2% in 2023.

In 2023, the total 1P and 3P revenue growth compared to 2022 was 31.0% while the GMV growth was 31.1%.

The 47.8% increase in delivery service revenue compared to 2022 was mainly due to (i) an annual and mid-year rise in unit delivery service charges, (ii) an increase in delivery service revenue from off-platform customers of HepsiJet and iii) an increase in the number of parcels delivered.

Gross Contribution

(in TRY million unless indicated	Three months ended Dec 31,				Twelve months ended Dec 31,
otherwise, unaudited)	2023	2022	y/y %		2023	2022	y/y %
Revenue	11,811.9	9,120.5	29.5%		35,558.5	26,478.0	34.3%
Cost of inventory sold	(8,194.9)	(6,613.7)	23.9%		(24,788.7)	(20,724.0)	19.6%
Gross Contribution	3,617.0	2,506.8	44.3%		10,769.8	5,754.0	87.2%
Gross Contribution margin (% of GMV)	9.0%	7.8%	1.2	pp	9.2%	6.5%	2.7	pp

Fourth quarter 2023

Gross Contribution margin improved by 1.2pp to 9.0% in Q4 2023 compared to 7.8% in Q4 2022. This margin improvement was mainly attributable to (i) a 0.5pp increase due to delivery service revenue, (ii) a 0.3pp improvement derived from higher other revenue, (iii) a 0.2pp improvement in 3P margin due to the change in the 3P GMV category mix towards higher margin categories and (iv) a 0.1pp rise in 1P margin primarily due to a higher discount impact on cost of inventory sold due to purchases on credit.

Full year 2023

Gross Contribution margin improved by 2.7pp to 9.2% in 2023 compared to 6.5% in 2022. While the 3P margin increased by 0.7pp, the 1P margin rose by 1.3pp due to a relatively lower inflation impact on cost of inventory sold during 2023 and shorter inventory turnover days in 2023. Additionally, the 0.4pp increase in Gross Contribution generated through other revenues and 0.3pp increase in delivery service revenue had a positive impact on overall margin increase.

The table below shows the monthly inflation rates in 2023 and 2022.

Consumer inflation Monthly (2003=100)	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
2023	7%	3%	2%	2%	0%	4%	9%	9%	5%	3%	3%	3%
2022	11%	5%	5%	7%	3%	5%	2%	1%	3%	4%	3%	1%

Source: Data as announced by TurkStat

Operating Expenses

The table below shows our operating expenses for the three months and twelve months ended December 31, 2023 and 2022 in absolute terms and as a percentage of GMV:

(in TRY million unless indicated	Three months ended Dec 31,				Twelve months ended Dec 31,
otherwise, unaudited)	2023	2022	y/y%		2023	2022	y/y%
Cost of inventory sold	(8,194.9)	(6,613.7)	23.9%		(24,788.7)	(20,724.0)	19.6%
% of GMV	(20.4)%	(20.7)%	0.3	pp	(21.3)%	(23.3)%	2.0	pp
Shipping and packaging expenses	(1,124.9)	(817.1)	37.7%		(3,323.9)	(2,629.3)	26.4%
% of GMV	(2.8)%	(2.6)%	(0.3	)pp	(2.9)%	(3.0)%	0.1	pp
Payroll and outsource staff expenses	(1,062.1)	(943.8)	12.5%		(3,504.0)	(2,949.6)	18.8%
% of GMV	(2.6)%	(3.0)%	0.3	pp	(3.0)%	(3.3)%	0.3	pp
Advertising expenses	(857.5)	(845.6)	1.4%		(2,427.8)	(2,908.7)	(16.5)%
% of GMV	(2.1)%	(2.6)%	0.5	pp	(2.1)%	(3.3)%	1.2	pp
Technology expenses	(130.1)	(80.8)	61.0%		(412.2)	(302.2)	36.4%
% of GMV	(0.3)%	(0.3)%	0.0	pp	(0.4)%	(0.3)%	0.0	pp
Depreciation and amortization	(354.6)	(294.3)	20.5%		(1,174.1)	(844.9)	39.0%
% of GMV	(0.9)%	(0.9)%	0.0	pp	(1.0)%	(1.0)%	(0.1	)pp
Other operating expenses, net	(313.2)	(234.5)	33.6%		(652.8)	(1,232.0)	(47.0)%
% of GMV	(0.8)%	(0.7)%	(0.1	)pp	(0.6)%	(1.4)%	0.8	pp
Net operating expenses	(12,037.3)	(9,829.8)	22.5%		(36,283.5)	(31,590.7)	14.9%
Net operating expenses as a % of GMV	(30.0)%	(30.8)%	0.7	pp	(31.1)%	(35.5)%	4.4	pp

Fourth quarter 2023

Net operating expenses increased by 22.5% to TRY 12,037.3 million in Q4 2023 compared to TRY 9,829.8 million in Q4 2022. As a percentage of GMV, our net operating expenses declined 0.7pp mainly due to a 0.5pp decrease in advertising expenses, a 0.3pp decrease in payroll and outsource staff expenses, and a 0.3pp decrease in cost of inventory sold, in each case as a percentage of GMV. This was partially offset by a 0.3pp rise in shipping and packaging expenses and 0.1pp rise in other operating expenses, net as a percentage of GMV.

The 0.5pp decline in advertising expenses as a percentage of GMV resulted from our continued efficiency in marketing spend. In this regard, we have focused more on 1-1 marketing and increased personalization at all layers, supported by prior investments in data-driven marketing tools which contribute to sales conversion. Also, our loyalty program has contributed to customer engagement.

The 0.3pp decline in payroll and outsource staff expenses as a percentage of GMV resulted from a decline in the total number of employees and a lower share-based payment provision in Q4 2023 compared to the same period last year.

Full year 2023

Net operating expenses increased by 14.9% to TRY 36,283.5 million in 2023 compared to TRY 31,590.7 million in 2022. As a percentage of GMV, our net operating expenses declined 4.4pp mainly due to a 2.0pp decrease in cost of inventory sold, 1.2pp decrease in advertising expenses, 0.8pp decrease in other operating expenses, net, a 0.3pp decrease in payroll and outsource staff expenses and a 0.1pp decrease in shipping and packaging expenses, in each case as a percentage of GMV. This was partially offset by a 0.1pp rise in depreciation and amortization as a percentage of GMV.

The 1.2pp decline in advertising expenses as a percentage of GMV resulted from our continued efficiency in marketing spend. In this regard, we have deepened our customer engagement through better personalized customer journeys and our loyalty program. Additionally, our co-marketing agreements and partnership programs have contributed to this performance.

The 0.8pp decline in other operating expenses, net, as a percentage of GMV, was mainly due to the reversal of TRY 144.6 million of the provision expense regarding an investigation initiated by the Competition Board (as disclosed in greater detail in our Form 6-K furnished to the U.S. Securities and Exchange Commission on August 24, 2023), the settlement of the USD 3,975 thousand (equivalent to TRY 121.8 million) contribution amount owed by TurkCommerce B.V. to Hepsiburada under the term sheet entered into between the parties (as disclosed in greater detail in our Form 6-K furnished to the U.S. Securities and Exchange Commission on September 28, 2023) and the provision expense of USD 13.9 million (TRY 462.5 million) that impacted 2022, as disclosed in greater detail in our Form 6-K furnished to the U.S. Securities and Exchange Commission on December 6, 2022.

The 0.3pp decline in payroll and outsource staff expenses as a percentage of GMV resulted from decline in number of employees and lower share-based payment provision in 2023 compared to 2022.

Financial Income

	Three months ended Dec 31,			Twelve months ended Dec 31,
(in TRY million, unaudited)	2023	2022	y/y %	2023	2022	y/y %
Foreign currency exchange gains	471.7	58.6	704.9%	2,413.0	2,492.8	(3.2)%
Interest income on time deposits	171.1	148.1	15.5%	504.1	331.4	52.1%
Interest income on credit sales	94.2	78.0	20.8%	372.3	206.9	79.9%
Interest income on financial instruments	1.2	-	n.m.	1.2	-	n.m.
Fair value gains on financial assets measured at fair value	19.2	39.9	(51.9)%	237.5	84.4	181.4%
Other	6.6	15.2	(56.6)%	11.6	37.6	(69.1)%
Financial income	764.0	339.8	124.8%	3,539.7	3,153.2	12.3%

Fourth quarter 2023

Our financial income increased by 124.8%, or TRY 424.2 million, to TRY 764.0 million in Q4 2023 compared to TRY 339.8 million in Q4 2022. This was mainly driven by a TRY 413.1 million increase in foreign currency exchange gains from our U.S. dollar denominated bank deposits due to the higher U.S. dollar/TRY appreciation during Q4 2023 compared to Q4 2022. The increase in interest income on time deposits and interest income on credit sales as a result of higher annual interest rates also contributed to the rise in financial income.

Full year 2023

In 2023, our financial income increased by 12.3%, or TRY 386.6 million, to TRY 3,539.7 million in 2023 compared to TRY 3,153.2 million in 2022. This was mainly driven by a TRY 172.7 million increase in interest income on time deposits due to higher annual interest rates and TRY 165.4 million increase in interest income on credit sales due to higher annual interest rates and higher GMV. The increase in our financial income was also due to TRY 153.1 million increase in fair value gains on financial investments.

Financial Expenses

	Three months ended Dec 31,			Twelve months ended Dec 31,
(in TRY million, unaudited)	2023	2022	y/y %	2023	2022	y/y%
Commission expenses due to early collection of credit card receivables	(867.4)	(452.0)	91.9%	(1,826.3)	(1,320.9)	38.3%
Foreign currency exchange losses	(143.4)	(65.7)	118.3%	(794.1)	(774.7)	2.5%
Interest expenses on bank borrowings and lease liabilities	(42.8)	(92.6)	(53.8)%	(298.2)	(227.1)	31.3%
Interest expenses on purchases	(522.0)	(129.5)	303.1%	(1,079.5)	(333.4)	223.8%
Fair value losses on financial assets measured at fair value	-	(32.4)	n.m.	-	(159.3)	n.m.
Other	(3.3)	(0.5)	560.0%	(12.0)	(2.3)	421.7%
Financial expenses	(1,578.9)	(772.7)	104.3%	(4,010.1)	(2,817.7)	42.3%

Fourth quarter 2023

Our financial expenses increased by 104.3%, or TRY 806.2 million, to TRY 1,578.9 million in Q4 2023 compared to TRY 772.7 million in Q4 2022, primarily attributable to a TRY 415.4 million increase in commission expenses due to early collection of credit card receivables and a TRY 392.5 million increase in interest expenses on purchases as a result of an increase in annual effective interest rates and an increase in inventory procurement during Q4 2023, each compared to Q4 2022.

Full year 2023

Our financial expenses increased by 42.3%, or TRY 1,192.4 million, to TRY 4,010.1 million in 2023 compared to 2022, primarily attributable to a TRY 746.1 million increase in interest expenses on purchases and a TRY 505.4 million increase in commission expenses due to early collection of credit card receivables as a result of an increase in annual effective interest rates and an increase in inventory procurement during 2023, each compared to 2022.

Net Income / (Loss)

Net loss for the period was TRY 644.1 million in Q4 2023 down from a net loss of TRY 912.4 million in Q4 2022. This TRY 268.3 million improvement resulted from the TRY 483.9 million improvement in operating loss and a TRY 166.5 million increase in monetary gain in Q4 2023 partially offset by a TRY 382.1 million increase in net financial expense (net of financial income).

Net income for the year was TRY 75.5 million in 2023, up from a net loss of TRY 4,790.7 million in 2022. This TRY 4,866.2 million improvement resulted from the TRY 4,387.8 million improvement in operating loss and a TRY 1,284.4 million increase in monetary gain in 2023 partially offset by a TRY 805.9 million decrease in net financial expense position (compared to a net financial income position in 2022).

EBITDA

EBITDA was TRY 129.1 million in Q4 2023 compared to negative TRY 415.1 million in Q4 2022, corresponding to 0.3% EBITDA as a percentage of GMV in Q4 2023. This corresponded to a 1.6pp improvement in EBITDA as a percentage of GMV in Q4 2023 compared to Q4 2022. This improvement was driven by a 1.2pp rise in Gross Contribution margin, a 0.5pp decline in advertising expenses and a 0.3pp decline in payroll and outsource staff expenses as a percentage of GMV, partially offset by a 0.3pp rise in shipping and packaging expenses and a 0.1pp rise in other operating expenses, net, in each case as a percentage of GMV.

EBITDA was TRY 449.2 million in 2023 compared to negative TRY 4,267.9 million in 2022, corresponding to 0.4% EBITDA as a percentage of GMV in 2023. This corresponded to a 5.2pp improvement in EBITDA as a percentage of GMV in 2023 compared to 2022. This improvement was driven by a 2.7pp rise in Gross Contribution margin, a 1.2pp decline in advertising expenses, a 0.3pp decline in payroll and outsource staff expenses, a 0.1pp decline in shipping and packaging expenses and a 0.8pp decline in other operating expenses, net, in each case as a percentage of GMV.

Capex

Capex was TRY 333.9 million in Q4 2023 compared to TRY 385.0 million in Q4 2022. In Q4 2023, around 75% of total capex consisted of the costs of employees who are employed for the development of the website and mobile platforms for both core and strategic assets, and whose costs are capitalized, compared to around 73% in Q4 2022. Remaining capex mainly comprised the purchase of property and equipment as well as software and rights.

Capex was TRY 1,146.2 million in 2023 compared to TRY 1,392.3 million in 2022. In 2023, around 79% of total capex consisted of the costs of employees who are employed for the development of website and mobile platforms for both core and strategic assets, and whose costs are capitalized, compared to around 68% in 2022. Remaining capex mainly consisted of the purchase of property and equipment and software and rights. As a percentage of GMV, capex was around 1.0% in 2023 compared to 1.6% in 2022.

Net Working Capital

Net working capital was negative TRY 5,906.5 million as of December 31, 2023 compared to negative TRY 7,383.0 million as of December 31, 2022. The TRY 1,476.5 million change in negative net working capital was mainly driven by a TRY 1,278.8 million increase in trade receivables, and a TRY 1,018.4 million increase in inventories, partially offset by a TRY 863.6 million increase in trade payables and payables to merchants. The increase in trade receivables was mainly due to a higher BNPL receivables balance. While the average inventory days in 2023 was lower than the average for 2022, the increase in inventories was due to longer inventory turnover days as at December 31, 2023 compared to December 31, 2022. Meanwhile, payable turnover days on a year-on-year basis declined as at December 31, 2023 compared to December 31, 2022.

Cash Flow from Operating Activities

Our net cash provided by operating activities in Q4 2023 comprised a TRY 644.1 million net loss (Q4 2022: net loss of TRY 912.4 million), a TRY 973.8 million change in net working capital (Q4 2022: TRY 2,290.5 million) and a TRY 2,853.9 million change in other items (comprising non-cash items such as provisions and depreciation expenses as well as certain non-operating items such as financial income & expense, non-operating monetary gains & losses and unrealized foreign exchange differences) (Q4 2022: TRY 752.8 million). The change in net working capital is further disclosed in the ‘’Net Working Capital’’ section.

Net cash provided by operating activities increased by TRY 1,052.7 million to TRY 3,183.6 million in Q4 2023 compared to net cash provided by operating activities in Q4 2022 of TRY 2,130.9 million for the reasons described under the ‘Free Cash Flow’ section below.

Our net cash provided by operating activities in 2023 comprised a TRY 75.5 million net income (2022: net loss of TRY 4,790.7 million), a negative TRY 1,533.7 million change in net working capital (2022: TRY 829.7 million) and a TRY 6,477.3 million change in other items (comprising non-cash items such as provision and depreciation expenses as well as certain non-operating items such as financial income & expenses, non-operating monetary gains & losses and unrealized foreign exchange differences) (2022: TRY 4,667.8 million). The change in net working capital is further disclosed in the ‘’Net Working Capital’’ section.

Net cash provided by operating activities increased by TRY 4,312.3 million to TRY 5,019.1 million in 2023 compared to net cash provided by operating activities in 2022 of TRY 706.8 million for the reasons described under the ‘Free Cash Flow’ section below.

Free Cash Flow

Our free cash flow increased to TRY 2,849.7 million in Q4 2023 from TRY 1,745.9 million in Q4 2022. This increase was mainly driven by the increase in cash flows generated from operating activities due to the increase in change in net working capital of TRY 973.8 million as a result of increased 3P payables due to the seasonality in December and lower amount of inventory, the strong EBITDA performance of TRY 129.1 million and the impact of the realized foreign exchange of TRY 1,244.6 million.

Our free cash flow increased to TRY 3,873.0 million in 2023 from negative TRY 685.5 million in 2022. This increase was mainly driven by the rise in cash flow provided by operating activities, which is as a result of a significant improvement in EBITDA as well as working capital help gained due to the seasonality of our 3P operations in December, along with the impact of realized foreign exchange differences in the amount of TRY 2,085.7 million. The decrease in capex in 2023 also contributed positively to the free cash flow performance.

Total Cash and Financial Investments

Total cash and cash equivalents was at TRY 5,500.0 million as of December 31, 2023 compared to TRY 8,677.0 million as of December 31, 2022. The TRY 3,177.0 million decrease was mainly due to slower appreciation of the U.S. dollar against the Turkish Lira and lower time deposit interest rates compared to the twelve-month inflation as well as higher cash used in financing activities and purchases of financial investments.

Total financial investments as of December 31, 2023 amounts to TRY 1,722.7 million. Our financial investments consist of a financial asset measured at fair value through profit or loss and financial assets carried at amortized costs, including investment funds and Eurobonds.

We held around 79.2% of our total cash, cash equivalents and financial investments in U.S. dollars as of December 31, 2023.

Bank Borrowings

Our short-term bank borrowings are utilized to facilitate supplier and merchant financing as well as for our short-term liquidity needs in the ordinary course of our operations. Our short-term borrowings increased to TRY 183.5 million as of December 31, 2023, from TRY 21.5 million as of December 31, 2022. As of December 31, 2023, supplier and merchant financing loans corresponded to TRY 17.7 million of the short-term bank borrowings compared to TRY 1.3 million as of December 31, 2022. Our long-term borrowings decreased from TRY 18.0 million as of December 31, 2022 to TRY 2.8 million as of December 31, 2023.

All of our bank borrowings are denominated in Turkish Lira. As of December 31, 2023, the average annual effective interest rate for bank borrowings (excluding those non-interest bearing loans) was 20.2% compared to 21.3% as of December 31, 2022.

Conference Call Details

The Company’s management will host an analyst and investor conference call and live webcast to discuss its unaudited financial results today, Monday, March 25, 2024 at 4.00 p.m. Istanbul time / 1.00 p.m. London / 9.00 a.m. New York time.

The live webcast can be accessed via https://87399.themediaframe.eu/links/hepsiburada240325.html

Telephone Participation Dial in Details:

•	Türkiye:	+ 90 212 900 3719
•	UK & International:	+ 44 (0) 203 059 5872
•	USA:	+ 1 516 447 5632

Participants may choose any of the above numbers to participate should they wish to ask questions.

The Company’s results presentation will be available at the Hepsiburada Investor Relations website https://investors.hepsiburada.com on March 25, 2024.

Replay: Following the call, a replay will be available on the Hepsiburada Investor Relations website https://investors.hepsiburada.com

D-MARKET Electronic Services & Trading

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of Turkish lira (TRY) in terms of the purchasing power of the TRY at 31 December 2023 unless otherwise indicated.)

	31 December 2023 (unaudited)	31 December 2022 (unaudited)
ASSETS
Current assets:
Cash and cash equivalents	5,500,000	8,676,955
Restricted cash	167,312	177,011
Financial investments	1,722,744	28,929
Trade receivables	2,373,275	1,094,456
Due from related parties	9,182	2,830
Loan receivables	0	5,790
Inventories	3,964,987	2,946,547
Contract assets	22,431	25,290
Other current assets	864,313	847,114

Total current assets	14,624,244	13,804,922

Non-current assets:
Property and equipment	502,743	556,917
Intangible assets	1,853,586	1,393,672
Right of use assets	565,523	722,599
Loan receivables	799	6,356
Other non-current assets	33,720	103,837

Total non-current assets	2,956,371	2,783,381

Total assets	17,580,615	16,588,303

LIABILITIES AND EQUITY
Current liabilities:
Bank borrowings	183,472	21,501
Lease liabilities	154,573	259,375
Wallet deposits	188,412	187,006
Trade payables and payables to merchants	10,562,999	9,699,421
Due to related parties	4,638	9,192
Provisions	81,728	650,895
Employee benefit obligations	289,410	257,159
Contract liabilities and merchant advances	1,424,467	1,052,167
Other current liabilities	756,389	626,186

Total current liabilities	13,646,088	12,762,902

Non-current assets:
Bank borrowings	2,809	18,000
Lease liabilities	121,820	172,934
Employee benefit obligations	104,284	27,117
Other non-current liabilities	402,835	241,552

Total non-current liabilities	631,748	459,603

Equity:
Share capital	498,661	498,661
Treasury shares	(169,843)	-
Other capital reserves	637,738	531,337
Share premiums	14,483,368	14,483,368
Accumulated deficit	(12,147,145)	(12,147,568)

Total equity	3,302,779	3,365,798
Total equity and liabilities	17,580,615	16,588,303

D-MARKET Electronic Services & Trading

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts expressed in thousands of Turkish lira (TRY) in terms of the purchasing power of the TRY at 31 December 2023 unless otherwise indicated. Unaudited.)

	Twelve Months Ended		Three Months Ended
	31 December 2023	31 December 2022	31 December 2023	31 December 2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues	35,558,521	26,478,009	11,811,921	9,120,471

Operating expenses
Cost of inventory sold	(24,788,674)	(20,723,995)	(8,194,917)	(6,613,734)
Shipping and packaging expenses	(3,323,926)	(2,629,327)	(1,124,936)	(817,111)
Payroll and outsource staff expenses	(3,504,010)	(2,949,586)	(1,062,107)	(943,830)
Advertising expenses	(2,427,752)	(2,908,700)	(857,527)	(845,579)
Technology expenses	(412,177)	(302,220)	(130,111)	(80,801)
Depreciation and amortization	(1,174,133)	(844,891)	(354,624)	(294,265)
Other operating expenses	(1,131,805)	(1,361,640)	(386,002)	(273,365)
Other operating income	478,979	129,600	72,814	38,837

Operating loss	(724,977)	(5,112,750)	(225,489)	(709,377)

Financial income	3,539,610	3,153,151	763,898	339,763
Financial expenses	(4,010,055)	(2,817,667)	(1,578,895)	(772,657)
Monetary gains/ (losses)	1,270,956	(13,421)	396,399	229,861

Income/(loss) before income taxes	75,534	(4,790,687)	(644,087)	(912,410)

Taxation on income	-	-	-	-

Income/(loss) for the period	75,534	(4,790,687)	(644,087)	(912,410)

Basic and diluted income/(loss) per share	0.23	(14.70)	(1.98)	(2.80)

Other comprehensive loss:
Items that will not be reclassified to profit or loss in subsequent period:
Actuarial gains/(losses) arising on remeasurement of post-employment benefits	(75,111)	(23,041)	(8,945)	1,986

Items that will be reclassified to profit or loss in subsequent period:
Changes in the fair value of debt instruments at fair value through other comprehensive income	-	-	-	4,704

Total comprehensive income/(loss) for the period	424	(4,813,727)	(653,032)	(905,720)

D-MARKET Electronic Services & Trading

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands of Turkish lira (TRY) in terms of the purchasing power of the TRY at 31 December 2023 unless otherwise indicated. Unaudited.)

	1 January –	1 January –
	31 December 2023	31 December 2022
	(unaudited)	(unaudited)
Income/(loss) before income taxes	75,534	(4,790,687)
Adjustments to reconcile income before income taxes to cash flows from operating activities:	6,477,307	4,667,832
Interest and commission expenses	3,203,949	1,881,386
Depreciation and amortization	1,174,133	844,891
Interest income on time deposits	(504,054)	(331,436)
Interest income on financial instruments	(1,184)	-
Interest income on credit sales	(372,293)	(206,913)
Provision for unused vacation liability	78,731	40,304
Provision for personnel bonus	234,176	210,382
Provision for legal cases	18,604	22,312
Provision for doubtful receivables	49,046	32,084
Provision for impairment of trade goods, net	34,832	(17,416)
Provision for post-employment benefits	57,644	6,661
Provision for share based payment	106,402	250,623
Adjustment for impairment loss of financial investments	(237,515)	74,982
Provision for the Competition Board penalty	(126,589)	(9,556)
Provision for Settlement of Legal Proceedings	-	462,451
Provision for Turkish Capital Markets Board fee	24,028	39,125
Contribution income for settlement	(121,820)	-
Non-cash charges	-	-
Net foreign exchange differences	(285,785)	(2,346,840)
Change in provisions due to inflation	(295,992)	(281,487)
Monetary effect on non-operating activities	3,440,994	3,996,279
Changes in net working capital
Change in trade payables and payables to merchants	1,044,052	(1,296,827)
Change in inventories	(1,174,588)	1,810,144
Change in trade receivables	(1,448,682)	(469,931)
Change in contract liabilities and merchant advances	290,783	458,745
Change in contract assets	2,859	(5,392)
Change in other liabilities	292,892	212,391
Change in other assets and receivables	73,962	340,991
Change in due from related parties	(6,352)	3,082
Change in due to related parties	(8,594)	(41,879)
Post-employment benefits paid	(20,725)	(8,087)
Payments for concluded litigation	(394,783)	(45,688)
Payments for personnel bonus	(175,698)	(123,261)
Payments for unused vacation liabilities	(11,236)	(4,617)
Collections of doubtful receivables	2,388	-
Net cash provided by operating activities	5,019,119	706,816
Investing activities:
Purchases of property and equipment and intangible assets	(1,153,718)	(1,393,082)
Proceeds from sale of property and equipment	7,558	822
Purchase of financial instruments	(5,072,151)	(2,589,242)
Proceeds from sale of financial investment	3,427,578	5,264,726
Interest received on credit sales	598,998	206,913
Interest income on time deposits and financial instruments	513,446	323,143
Payment for acquired businesses, net of cash acquired	-	(7,579)
Net cash (used in)/provided by investing activities	(1,678,289)	1,805,701
Financing activities:
Proceeds from borrowings	577,338	1,556,602
Repayment of borrowings	(379,753)	(1,925,096)
Interest and commission paid	(3,172,108)	(1,730,000)
Lease payments	(307,475)	(330,946)
Cash outflows from purchase of treasury shares	(48,023)	-
Net cash used in financing activities	(3,330,021)	(2,429,440)

Net increase in cash and cash equivalents	10,809	83,077

Cash and cash equivalents at 1 January	8,666,727	10,319,646
Inflation effect on cash and cash equivalents	(3,352,795)	(3,343,308)
Effects of exchange rate changes on cash and cash equivalents and restricted cash	174,424	1,607,312
Cash and cash equivalents at 31 December	5,499,165	8,666,727

Presentation of Financial and Other Information

Use of Non-IFRS Financial Measures

Certain parts of this press release contain non-IFRS financial measures which are unaudited supplementary measures and are not required by, or presented in accordance with, IFRS or any other generally accepted accounting principles. Such measures are IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution, IAS 29-Unadjusted EBITDA, EBITDA, Gross Contribution, Free Cash Flow and Net Working Capital. We define:

•	IAS 29-Unadjusted Revenue as revenue presented on an unadjusted for inflation basis;

•	IAS 29-Unadjusted Gross Contribution as Gross Contribution presented on an unadjusted for inflation basis;

•	IAS 29-Unadjusted EBITDA as EBITDA presented on an unadjusted for inflation basis;

•	EBITDA as profit or loss for the period plus taxation on income less financial income plus financial expenses, plus depreciation and amortization, plus monetary gains/(losses);

•	Gross Contribution as revenues less cost of inventory sold;

•	Free Cash Flow as net cash provided by operating activities less capital expenditures plus proceeds from sale of property and equipment; and

•	Net Working Capital as current assets (excluding cash, cash equivalents and financial investments) minus current liabilities (excluding current bank borrowings and current lease liabilities).

You should not consider them as: (a) an alternative to operating profit or net profit (net income) as determined in accordance with IFRS or other generally accepted accounting principles, or as measures of operating performance; (b) an alternative to cash flows from operating, investing or financing activities, as determined in accordance with IFRS or other generally accepted accounting principles, or as a measure of our ability to meet liquidity needs; or (c) an alternative to any other measures of performance under IFRS or other generally accepted accounting principles.

These measures are used by our management to monitor the underlying performance of the business and our operations. However, not all companies calculate these measures in an identical manner and, therefore, our presentation may not be comparable with similar measures used by other companies. As a result, prospective investors should not place undue reliance on this data.

This section includes a reconciliation of certain of these non-IFRS measures to the closest IFRS measure.

EBITDA is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included EBITDA in this press release because it is a key measure used by our management and board of directors to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses and, from the date of applicability of IAS 29, related monetary gains/(losses), in calculating EBITDA facilitates operating performance comparability across reporting periods by removing the effect of non-cash expenses (including monetary gains/(losses)) and non-operating expense/(income). One of the objectives of IAS 29 is to account for the financial gain or loss that arises from holding monetary assets or liabilities during a reporting period (i.e. the monetary gains/(losses)). Therefore, the monetary gains/(losses) are excluded from EBITDA for a proper comparison of the operational performance of the Company. Accordingly, we believe that EBITDA provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Management uses EBITDA:

•	as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis, as it removes the impact of non-cash and non-operating items;

•	for planning purposes, including the preparation of our internal annual operating budget and financial projections; and

•	to evaluate the performance and effectiveness of our strategic initiatives.

EBITDA has limitations as a financial measure, including that other companies may calculate EBITDA differently, which reduces its usefulness as a comparative measure and you should not consider it in isolation or as a substitute for profit/(loss) for the period, as a profit measure or other analysis of our results as reported under IFRS.

The following table shows the reconciliation of EBITDA to net income/(loss) for the periods presented.

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 31 December 2023. Unaudited.

	Three months ended December 31 ,		Twelve months ended December 31,
(in TRY million)	2023	2022	2023	2022
Net income/(loss) for the period	(644.1)	(912.4)	75.5	(4,790.7)
Taxation on income	0.0	0.0	0.0	0.0
Financial income	763.9	339.8	3,539.6	3,153.2
Financial expenses	(1,578.9)	(772.7)	(4,010.1)	(2,817.7)
Depreciation and amortization	(354.6)	(294.3)	(1,174.1)	(844.9)
Monetary gains/(losses)	396.4	229.9	1,270.9	(13.4)
EBITDA	129.1	(415.1)	449.2	(4,267.9)

Gross contribution is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included gross contribution in this press release because it is a key measure used by our management and board of directors to evaluate our operational profitability as it reflects direct costs of products sold to our buyers. Accordingly, we believe that gross contribution provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Gross contribution has limitations as a financial measure, including that other companies may calculate gross contribution differently, which reduces its usefulness as a comparative measure and you should not consider it in isolation or as a substitute for profit/(loss) for the period, as a profit measure or other analysis of our results as reported under IFRS.

The following table shows the reconciliation of gross contribution to revenue for the periods presented.

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 31 December 2023. Unaudited.

	Three months ended December 31,		Twelve months ended December 31,
	2023	2022	2023	2022
Revenue	11,811.9	9,120.5	35,558.5	26,478.0
Cost of inventory sold	(8,194.9)	(6,613.7)	(24,788.7)	(20,724.0)
Gross Contribution	3,617.0	2,506.8	10,769.8	5,754.0

IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution and IAS 29-Unadjusted EBITDA are supplemental non-IFRS financial measures that are not required by, or presented in accordance with, IFRS. We have included IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution and IAS 29-Unadjusted EBITDA in this press release because we believe their inclusion facilitates the understanding of Revenue, Gross Contribution and EBITDA restated in accordance with IAS 29 as well as our year on year GMV growth and profitability guidance.

IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution and IAS 29-Unadjusted EBITDA have limitations as financial measures, including that other companies may calculate IAS 29-Unadjusted Revenue, IAS 29-Unadjusted Gross Contribution and IAS 29-Unadjusted EBITDA differently, which reduces their usefulness as a comparative measure and you should not consider them in isolation or as substitutes for revenue or profit/(loss) for the period, as revenue or profit measures or other analysis of our results as reported under IFRS.

The following table shows the reconciliation of IAS 29-Unadjusted Revenue to revenue for the periods presented.

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 31 December 2023. Unaudited.

	Three months ended December 31,		Twelve months ended December 31,
	2023	2022	2023	2022
Revenue	11,811.9	9,120.5	35,558.5	26,478.0
Reversal of IAS 29 adjustment	406.1	3,673.7	6,265.6	12,435.8
IAS 29-Unadjusted Revenue	11,405.8	5,446.8	29,292.9	14,042.2

The following table shows the reconciliation of IAS 29-Unadjusted Gross Contribution to revenue for the periods presented.

Amounts expressed in millions of Turkish lira (TRY); IFRS figures (adjusted for IAS 29) in terms of the purchasing power of the TRY at 31 December 2023. Unaudited.

	Three months ended December 31,		Twelve months ended December 31,
	2023	2022	2023	2022
Revenue	11,811.9	9,120.5	35,558.5	26,478.0
Cost of inventory sold	(8,194.9)	(6,613.7)	(24,788.7)	(20,724.0)
Gross Contribution	3,617.0	2,506.8	10,769.8	5,754.0
Reversal of IAS 29 adjustment	(312.3)	753.0	544.8	1,491.7
IAS 29 - Unadjusted Gross Contribution	3,929.3	1,753.8	10,225.0	4,262.3

The following tables show the reconciliation of IAS 29-Unadjusted EBITDA to net income/(loss) for the periods presented.

Amounts expressed in millions of Turkish lira (TRY); IFRS figures (adjusted for IAS 29) in terms of the purchasing power of the TRY at 31 December 2023. Unaudited.

	Three months ended
	31 December 2023	Reversal of IAS 29 Adjustment	IAS 29- Unadjusted 31 December 2023	31 December 2022	Reversal of IAS 29 Adjustment	IAS 29- Unadjusted 31 December 2022
Net income/(loss) for the period	(644.1)	(312.7)	(331.4)	(912.4)	(558.8)	(353.6)
Taxation on income	-	-	-	-	-	-
Financial income	763.9	19.2	744.7	339.8	136.0	203.8
Financial expenses	(1,578.9)	(123.4)	(1,455.5)	(772.7)	(313.4)	(459.3)
Depreciation and amortization	(354.6)	(178.3)	(176.3)	(294.3)	(211.2)	(83.1)
Monetary gains	396.4	396.4	-	229.9	229.9	-
IAS 29-Unadjusted EBITDA			555.7			(15.0)

Amounts expressed in millions of Turkish lira (TRY); IFRS figures (adjusted for IAS 29) in terms of the purchasing power of the TRY at 31 December 2023. Unaudited.

	Twelve months ended
	31 December 2023	Reversal of IAS 29 Adjustment	IAS 29- Unadjusted 31 December 2023	31 December 2022	Reversal of IAS 29 Adjustment	IAS 29- Unadjusted 31 December 2022
Net income/(loss) for the period	75.5	(653.6)	729.1	(4,790.7)	(3,566.1)	(1,224.6)
Taxation on income	-	-	-	-	-	-
Financial income	3,539.6	732.2	2,807.4	3,153.2	1,615.1	1,538.1
Financial expenses	(4,010.1)	(697.8)	(3,312.3)	(2,817.7)	(1,353.3)	(1,464.4)
Depreciation and amortization	(1,174.1)	(658.6)	(515.5)	(844.9)	(561.2)	(283.7)
Monetary gains/(losses)	1,271.0	1,271.0	-	(13.4)	(13.4)	-
IAS 29-Unadjusted EBITDA			1,749.5			(1,014.6)

Free Cash Flow is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included Free Cash Flow in this press release because it is an important indicator of our liquidity as it measures the amount of cash we generate/(use) and provides additional perspective on whether we have sufficient cash after funding our operations and capital expenditures. Accordingly, we believe that Free Cash Flow provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Free Cash Flow has limitations as a financial measure, and you should not consider it in isolation or as substitutes for net cash used in operating activities as a measure of our liquidity or other analysis of our results as reported under IFRS. There are limitations to using non-IFRS financial measures, including that other companies may calculate Free Cash Flow differently. Because of these limitations, you should consider Free Cash Flow alongside other financial performance measures, including net cash used in operating activities, capital expenditures and our other IFRS results.

The following table shows the reconciliation of Free Cash Flow to net cash provided by/used in operating activities for the periods presented.

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 31 December 2023. Unaudited.

	Three months ended December 31,		Twelve months ended December 31,
(in TRY million)	2023	2022	2023	2022
Net cash provided by/(used in) operating activities	3,183.6	2,130.9	5,019.1	706.8
Capital expenditures	(328.0)	(385.3)	(1,153.7)	(1,393.1)
Proceeds from the sale of property and equipment	(5.9)	0.3	7.6	0.8
Free Cash Flow	2,849.7	1,745.9	3,873.0	(685.5)

Net Working Capital is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. Starting from Q4 2021, we have revised the definition of Net Working Capital to include the “financial investments” balance on our balance sheet as at December 31, 2021.  As we believe financial investments are cash-like item by nature, we deducted from current assets along with cash and cash equivalents.

We have included Net Working Capital in this press release because it is used to measure the short-term liquidity of a business, and can also be used to obtain a general impression of the ability of company management to utilize assets in an efficient manner. Net Working Capital is critical since it is used to keep our business operating smoothly and meet all our financial obligations in the short-term. Accordingly, we believe that Net Working Capital provides useful information to investors in understanding and evaluating how we manage our short-term liabilities.

The following table shows the reconciliation of Net Working Capital to current assets and current liabilities as of the dates indicated:

Amounts expressed in millions of Turkish lira (TRY) in terms of the purchasing power of the TRY at 31 December 2023. Unaudited.

	As of December 31, 2023	As of December 31, 2022
Current assets	14,624.2	13,804.9
Cash and cash equivalents	(5,500.0)	(8,677.0)
Financial investments	(1,722.7)	(28.9)
Current liabilities	(13,646.1)	(12,762.9)
Bank borrowings, current	183.5	21.5
Lease liabilities, current	154.6	259.4
Net Working Capital	(5,906.5)	(7,383.0)

BREAKDOWN OF THE COMPARATIVE FIGURES RESTATED BY INFLATION

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of Turkish lira (TRY); adjusted figures in terms of the purchasing power of the TRY at 31 December 2023.)

	Restatement Method	Unaudited Unadjusted 31 Dec 2023	IAS 29 Adjustment	Unaudited Adjusted 31 Dec 2023	Unaudited Unadjusted 31 Dec 2022	IAS 29 Adjustment	Unaudited Adjusted 31 Dec 2022
ASSETS
Current assets:
Cash and cash equivalents	1	5,500,000	-	5,500,000	5,266,008	3,410,947	8,676,955
Restricted cash	1	167,312	-	167,312	107,427	69,584	177,011
Financial investments	1	1,722,744	-	1,722,744	17,557	11,372	28,929
Trade receivables	1	2,373,275	-	2,373,275	664,221	430,235	1,094,456
Due from related parties	1	9,182	-	9,182	1,718	1,112	2,830
Loan receivables	1	-	-	-	3,514	2,276	5,790
Inventories	2	3,795,869	169,118	3,964,987	1,724,330	1,222,217	2,946,547
Contract assets	1	22,431	-	22,431	15,348	9,942	25,290
Other current assets	3	828,078	36,236	864,314	506,890	340,224	847,114
Total current assets		14,418,891	205,354	14,624,245	8,307,013	5,497,909	13,804,922
Non-current assets:
Property and equipment	2	256,788	245,955	502,743	221,626	335,291	556,917
Intangible assets	2	1,220,910	632,676	1,853,586	655,891	737,781	1,393,672
Right of use assets	2	290,952	274,571	565,523	261,091	461,508	722,599
Loan receivables	1	799	-	799	3,858	2,498	6,356
Other non-current assets	3	22,706	11,014	33,720	62,700	41,135	103,835
Total non-current assets		1,792,155	1,164,216	2,956,371	1,205,166	1,578,213	2,783,379
Total assets		16,211,046	1,369,570	17,580,616	9,512,179	7,076,122	16,588,301
LIABILITIES AND EQUITY
Current liabilities:
Bank borrowings	1	183,472	-	183,472	13,049	8,452	21,501
Lease liabilities	1	154,573	-	154,573	157,414	101,961	259,375
Wallet deposits	1	188,412	-	188,412	113,493	73,513	187,006
Trade payables and payables to merchants	1	10,562,999	-	10,562,999	5,886,538	3,812,883	9,699,421
Due to related parties	1	4,638	-	4,638	5,579	3,613	9,192
Provisions	1	81,728	-	81,728	395,025	255,870	650,895
Employee benefit obligations	1	289,410	-	289,410	156,069	101,090	257,159
Contract liabilities and merchant advances	1	1,424,467	-	1,424,467	638,556	413,611	1,052,167
Other current liabilities	3	698,322	58,067	756,389	367,091	259,095	626,186
Total current liabilities		13,588,021	58,067	13,646,088	7,732,814	5,030,088	12,762,902
Non-current liabilities:
Bank borrowings	1	2,809	-	2,809	10,924	7,076	18,000
Lease liabilities	1	121,820	-	121,820	104,953	67,981	172,934
Employee benefit obligations	1	104,284	-	104,284	16,457	10,660	27,117
Other non-current liabilities	2	231,270	171,565	402,835	77,076	164,474	241,550
Total non-current liabilities		460,183	171,565	631,748	209,410	250,191	459,601
Equity:
Share capital	4	65,200	433,461	498,661	65,200	433,461	498,661
Treasury shares	4	(159,770)	(10,073)	(169,843)	-	-	-
Other capital reserves	4	297,799	339,939	637,738	215,245	316,092	531,337
Share premiums	4	4,260,737	10,222,631	14,483,368	4,260,737	10,222,631	14,483,368
Accumulated deficit	5	(2,301,124)	(9,846,020)	(12,147,144)	(2,971,227)	(9,176,341)	(12,147,568)
Total equity		2,162,842	1,139,938	3,302,780	1,569,955	1,795,843	3,365,798
Total equity and liabilities		16,211,046	1,369,570	17,580,616	9,512,179	7,076,122	16,588,301

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts expressed in thousands of Turkish lira (TRY); adjusted figures in terms of the purchasing power of the TRY at 31 December 2023. Unaudited.)

		Three Months Ended
	Restatement Method	Unaudited Unadjusted 31 Dec 2023	IAS 29 Adjustment	Unaudited Adjusted 31 Dec 2023	Unaudited Unadjusted 31 Dec 2022	IAS 29 Adjustment	Unaudited Adjusted 31 Dec 2022
Sale of goods (1P)	6	8,532,614	345,194	8,877,808	4,248,464	2,864,931	7,113,395
Marketplace revenue (3P)	6	1,250,810	31,394	1,282,204	562,775	379,750	942,525
Delivery service revenue	6	1,235,726	34,575	1,270,301	513,560	346,725	860,285
Other	6	386,721	(5,113)	381,608	121,915	82,351	204,266
Revenues		11,405,871	406,050	11,811,921	5,446,714	3,673,757	9,120,471

Operating expenses
Cost of inventory sold	7	(7,476,521)	(718,396)	(8,194,917)	(3,693,034)	(2,920,700)	(6,613,734)
Shipping and packaging expenses	6	(1,093,087)	(31,849)	(1,124,936)	(488,015)	(329,096)	(817,111)
Payroll and outsource staff expenses	6	(1,023,673)	(38,434)	(1,062,107)	(566,657)	(377,173)	(943,830)
Advertising expenses	6	(834,545)	(22,982)	(857,527)	(507,901)	(337,678)	(845,579)
Technology expenses	9	(100,262)	(29,849)	(130,111)	(46,865)	(33,936)	(80,801)
Depreciation and amortization	8	(176,286)	(178,338)	(354,624)	(83,162)	(211,103)	(294,265)
Other operating expenses	9	(374,141)	(11,861)	(386,002)	(178,809)	(94,556)	(273,365)
Other operating income	9	52,069	20,745	72,814	19,654	19,183	38,837

Operating Income/(loss)		379,425	(604,914)	(225,489)	(98,075)	(611,302)	(709,377)

Financial income	6	744,747	19,151	763,898	203,765	135,999	339,764
Financial expenses	6	(1,455,530)	(123,365)	(1,578,895)	(459,291)	(313,366)	(772,657)
Monetary gains	10	-	396,399	396,399	-	229,861	229,861

Loss before income taxes		(331,358)	(312,729)	(644,087)	(353,601)	(558,808)	(912,409)

Taxation on income	-	-	-	-	-	-	-

Loss for the period		(331,358)	(312,729)	(644,087)	(353,601)	(558,808)	(912,409)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts expressed in thousands of Turkish lira (TRY); adjusted figures in terms of the purchasing power of the TRY at 31 December 2023. Unaudited.)

		Twelve Months Ended
	Restatement Method	Unaudited Unadjusted 31 Dec 2023	IAS 29 Adjustment	Unaudited Adjusted 31 Dec 2023	Unaudited Unadjusted 31 Dec 2022	IAS 29 Adjustment	Unaudited Adjusted 31 Dec 2022
Sale of goods (1P)	6	21,709,907	4,643,599	26,353,506	10,974,778	9,760,745	20,735,523
Marketplace revenue (3P)	6	3,646,859	839,543	4,486,402	1,495,318	1,309,563	2,804,881
Delivery service revenue	6	3,004,154	618,259	3,622,413	1,306,660	1,143,661	2,450,321
Other	6	931,971	164,229	1,096,200	265,453	221,831	487,284
Revenues		29,292,891	6,265,630	35,558,521	14,042,209	12,435,800	26,478,009

Operating expenses
Cost of inventory sold	7	(19,067,923)	(5,720,751)	(24,788,674)	(9,779,890)	(10,944,105)	(20,723,995)
Shipping and packaging expenses	6	(2,751,873)	(572,053)	(3,323,926)	(1,380,357)	(1,248,970)	(2,629,327)
Payroll and outsource staff expenses	6	(2,838,425)	(665,585)	(3,504,010)	(1,554,517)	(1,395,069)	(2,949,586)
Advertising expenses	6	(2,029,835)	(397,917)	(2,427,752)	(1,515,965)	(1,392,735)	(2,908,700)
Technology expenses	9	(297,945)	(114,232)	(412,177)	(147,925)	(154,295)	(302,220)
Depreciation and amortization	8	(515,470)	(658,663)	(1,174,133)	(283,726)	(561,165)	(844,891)
Other operating expenses	9	(916,911)	(214,894)	(1,131,805)	(735,796)	(625,844)	(1,361,640)
Other operating income	9	359,506	119,473	478,979	57,652	71,948	129,600

Operating Income/(loss)		1,234,015	(1,958,992)	(724,977)	(1,298,315)	(3,814,435)	(5,112,750)

Financial income	6	2,807,388	732,221	3,539,609	1,538,076	1,615,075	3,153,151
Financial expenses	6	(3,312,349)	(697,706)	(4,010,055)	(1,464,353)	(1,353,314)	(2,817,667)
Monetary gains/(losses)	10	-	1,270,958	1,270,958	-	(13,420)	(13,420)

Income/(loss) before income taxes		729,054	(653,519)	75,535	(1,224,592)	(3,566,094)	(4,790,686)

Taxation on income	-	-	-	-	-	-	-

Income/(loss) for the period		729,054	(653,519)	75,535	(1,224,592)	(3,566,094)	(4,790,686)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands of Turkish lira (TRY); adjusted figures in terms of the purchasing power of the TRY at 31 December 2023. Unaudited.)

	Unaudited		Unaudited	Unaudited		Unaudited
	Unadjusted		Adjusted	Unadjusted		Adjusted
	1 Jan- 31 Dec 2023	IAS 29 adjustment	1 Jan- 31 Dec 2023	1 Jan- 31 Dec 2022	IAS 29 adjustment	1 Jan- 31 Dec 2022
Income/(loss) before income taxes	729,055	(653,521)	75,534	(1,224,592)	(3,566,098)	(4,790,690)
Adjustments to reconcile income/(loss) before income taxes to cash flows from operating activities:	2,239,746	4,237,561	6,477,307	408,094	4,259,738	4,667,832
Interest and commission expenses	2,685,875	518,074	3,203,949	1,002,410	878,976	1,881,386
Depreciation and amortization	515,470	658,663	1,174,133	283,726	561,165	844,891
Interest income on time deposits	(413,900)	(90,154)	(504,054)	(182,905)	(148,531)	(331,436)
Interest income on credit sales	(326,169)	(46,124)	(372,293)	(111,650)	(95,263)	(206,913)
Interest income on financial investment	(1,184)	-	(1,184)	-	-	-
Provision for unused vacation liability	61,577	17,154	78,731	20,659	19,645	40,304
Provision for personnel bonus	131,671	102,505	234,176	91,849	118,533	210,382
Provision for legal cases	14,550	4,054	18,604	11,437	10,875	22,312
Provision for doubtful receivables	38,360	10,686	49,046	16,445	15,639	32,084
Provision for impairment of trade goods, net	31,966	2,866	34,832	16,934	(34,350)	(17,416)
Provision for post-employment benefits	45,084	12,560	57,644	3,414	3,247	6,661
Provision for share based payment	82,554	23,848	106,402	129,975	120,648	250,623
Adjustment for impairment loss of financial investments	(171,924)	(65,591)	(237,515)	30,403	44,579	74,982
Provision competition board penalty	(92,018)	(34,571)	(126,589)	(5,732)	(3,824)	(9,556)
Provision for Settlement of Legal Proceedings	-	-	-	260,375	202,076	462,451
Provision for Turkish Capital Markets Board fee	18,792	5,236	24,028	23,745	15,380	39,125
Contribution income for settlement	(110,791)	(11,029)	(121,820)	-	-	-
Net foreign exchange differences	(270,167)	(15,618)	(285,785)	(1,182,991)	(1,163,848)	(2,346,839)
Non cash charges	-	-	-	-	-	-
Change in provisions due to inflation	-	(295,992)	(295,992)	-	(281,487)	(281,487)
Monetary effect on non-operating activities	-	3,440,994	3,440,994	-	3,996,278	3,996,278
Changes in net working capital
Change in trade payables and payables to merchants	4,851,802	(3,807,750)	1,044,052	1,823,865	(3,120,692)	(1,296,827)
Change in inventories	(2,247,322)	1,072,734	(1,174,588)	(101,785)	1,911,929	1,810,144
Change in trade receivables	(1,862,836)	414,154	(1,448,682)	(440,670)	(29,261)	(469,931)
Change in contract liabilities and merchant advances	707,410	(416,627)	290,783	419,315	39,430	458,745
Change in contract assets	(7,082)	9,941	2,859	(7,997)	2,605	(5,392)
Change in other liabilities	560,947	(268,055)	292,892	261,209	(48,817)	212,392
Change in other assets and receivables	(334,507)	408,469	73,962	(146,198)	487,189	340,991
Change in due from related parties	(7,465)	1,113	(6,352)	467	2,615	3,082
Change in due to related parties	(4,100)	(4,494)	(8,594)	(15,530)	(26,349)	(41,879)
Post-employment benefits paid	(16,209)	(4,516)	(20,725)	(4,145)	(3,942)	(8,087)
Payments for concluded litigation	(276,638)	(118,145)	(394,783)	(27,221)	(18,467)	(45,688)
Payments for personnel bonus	(119,982)	(55,716)	(175,698)	(53,028)	(70,233)	(123,261)
Payments for unused vacation liabilities	(9,805)	(1,431)	(11,236)	(2,433)	(2,184)	(4,617)
Collections of doubtful receivables	1,867	521	2,388	-	-	-
Net cash provided by/(used in) operating activities	4,204,881	814,238	5,019,119	889,351	(182,537)	706,814
Investing activities:
Purchases of property and equipment and intangible assets	(882,699)	(271,019)	(1,153,718)	(735,770)	(657,312)	(1,393,082)
Proceeds from sale of property and equipment	3,101	4,457	7,558	(1,911)	2,733	822
Purchase of financial instruments	(4,685,094)	(387,057)	(5,072,151)	(1,331,031)	(1,258,211)	(2,589,242)
Proceeds from sale of financial investment	3,282,194	145,384	3,427,578	2,820,394	2,444,332	5,264,726
Interest received on time deposits and financial instruments	419,271	94,175	513,446	177,355	145,788	323,143
Interest received on credit sales	518,224	80,774	598,998	111,650	95,263	206,913
Payment for acquired businesses, net of cash acquired	-	-	-	(3,439)	(4,140)	(7,579)
Net cash provided by/(used in) investing activities	(1,345,003)	(333,286)	(1,678,289)	1,037,248	768,453	1,805,701
Financing activities:
Proceeds from borrowings	451,546	125,792	577,338	797,877	758,725	1,556,602
Repayment of borrowings	(297,011)	(82,742)	(379,753)	(986,758)	(938,338)	(1,925,096)
Interest and commission paid	(2,648,592)	(523,516)	(3,172,108)	(924,813)	(805,187)	(1,730,000)
Lease payments	(240,482)	(66,993)	(307,475)	(169,635)	(161,311)	(330,946)
Cash outflows from purchase of treasury shares	(48,979)	956	(48,023)	-	-	-
Net cash used in financing activities	(2,783,518)	(546,503)	(3,330,021)	(1,283,329)	(1,146,111)	(2,429,440)
Net (decrease)/increase in cash and cash equivalents	76,360	(65,551)	10,809	643,270	(560,195)	83,075
Cash and cash equivalents at 1 January	5,259,801	3,406,926	8,666,727	3,812,605	6,507,041	10,319,646
Inflation effect on cash and cash equivalents	-	(3,352,794)	(3,352,794)	803,926	803,388	1,607,314
Effects of exchange rate changes on cash and cash equivalents and restricted cash	163,004	11,419	174,423	-	(3,343,308)	(3,343,308)
Cash and cash equivalents at 31 December	5,499,165	-	5,499,165	5,259,801	3,406,926	8,666,727

Restatement Methods for Consolidated Balance Sheets

(1) Monetary items do not need to be restated, because they represent money held, to be received or to be paid. Monetary items are therefore already expressed in current purchasing power at the reporting date.

(2) Non-monetary assets and liabilities are restated in terms of the measuring unit current at the end of the reporting period. We used the increase in the general price index from the transaction date when they were first recognized to the end of the reporting period.

(3) Other current assets and other current liabilities consist of monetary and non-monetary items.

(4) The components of shareholders’ equity, excluding retained earnings, are restated by applying a general price index from the dates on which the items were contributed or otherwise arose.

(5) Retained earnings are restated for the balancing figure derived from the other amounts in the restated opening balance sheet.

Restatement Methods for Consolidated Statements of Comprehensive Loss

(6) All items except cost of inventory sold, depreciation and amortization expenses and monetary gains or losses in the consolidated statement of comprehensive loss for the current year are restated by applying the change in the general price index from the dates when the items of income and expense were originally recorded.

(7) Cost of inventory sold is restated by using restated inventories balance.

(8) Depreciation and amortization expenses is restated by using restated property and equipment, intangible assets and right of use assets balances.

(9) Technology expenses, other operating expenses and income includes prepaid expenses and deferred income which are considered as non-monetary items and restated by using restated balances of those items.

(10) The monetary gains or losses is calculated as the difference between the historical cost amounts and the result from the restatement of non-monetary items, shareholders’ equity, items in the consolidated statement of comprehensive loss. The monetary gain or loss is reported as a separate item in the restated consolidated statement of comprehensive loss.

Restatement Methods for Consolidated Statements of Cash Flows

All items in the consolidated statements of cash flows are expressed in a measuring unit current at the balance sheet date; they are therefore restated by applying the relevant conversion factors from the date on which the transaction originated.

Net income / loss before tax is adjusted for the monetary gain or loss for the period.

The monetary loss on cash and cash equivalents is presented separately.

Inflation effect on non-operating activities is presented separately. It is calculated as the difference between the restated openings and closing balances of cash and cash equivalents, borrowings and financial investments.

Inflation effect on operating activities is presented separately. It is calculated as the difference between the restated openings and closing balances of provisions and considered as a reconciling item in the cash flow statement, as this is a non-cash item not shown as a change in working capital.

Certain Definitions

We provide a number of key operating performance indicators used by our management and often used by competitors in our industry. We define certain terms used in this press release as follows:

•	GMV as gross merchandise value which refers to the total value of orders/products sold through our platform over a given period of time (including value added tax (“VAT”) without deducting returns and cancellations), including cargo income (shipping fees related to the products sold through our platform) and excluding other service revenues and transaction fees charged to our merchants;

•	IAS 29-Unadjusted GMV as GMV presented on an unadjusted for inflation basis;

•	Marketplace GMV as total value of orders/products sold through our Marketplace over a given period of time (including VAT without deducting returns and cancellations), including cargo income (shipping fees related to the products sold through our platform) and excluding other service revenues and transaction fees charged to our merchants;

•	Share of Marketplace GMV as the portion of GMV sold through our Marketplace represented as a percentage of our total GMV;

•	IAS 29-Unadjusted Revenue as Revenue presented on an unadjusted for inflation basis;

•	IAS 29-Unadjusted Gross Contribution as Gross Contribution presented on an unadjusted for inflation basis;

•	Gross Contribution margin as Gross Contribution represented as a percentage of GMV;

•	IAS 29-Unadjusted EBITDA as EBITDA presented on an unadjusted for inflation basis;

•	EBITDA as a percentage of GMV as EBITDA represented as a percentage of GMV;

•	IAS 29-Unadjusted EBITDA as a percentage of GMV as IAS 29-Unadjusted EBITDA represented as a percentage of IAS 29-Unadjusted GMV;

•	Number of orders as the number of orders we received through our platform including returns and cancellations;

•	Frequency as the average number of orders per Active Customer over a 12-month period preceding the relevant date;

•	Active Merchant as merchants who sold at least one item within the 12-month period preceding the relevant date, including returns and cancellations;

•	Active Customer are users (both unregistered users and members) who have purchased at least one item listed on our platform within the 12-month period preceding the relevant date, including returns and cancellations; and

•	Digital products are non-cash games on our platform, such as sweepstakes and gamified lotteries, game pins and codes, gift vouchers, and the first monthly payment of Hepsiburada Premium membership subscription.

DISCLAIMER: Due to rounding, numbers presented throughout this press release may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Türkiye, connecting over 63 million members with approximately 230 million stock keeping units across over 30 product categories. Hepsiburada provides goods and services through its hybrid model combining first-party direct sales (1P model) and a third-party marketplace (3P model) with over 101 thousand merchants.

With its vision of leading the digitalization of commerce, Hepsiburada acts as a reliable, innovative and purpose-led companion in consumers’ daily lives. Hepsiburada’s e-commerce platform provides a broad ecosystem of capabilities for merchants and consumers including: last-mile delivery and fulfilment services, advertising services, on-demand grocery delivery services, and payment solutions offered through Hepsipay, Hepsiburada’s payment companion and BNPL solutions provider. HepsiGlobal offers a selection from international merchants through its inbound arm while outbound operations aim to enable merchants in Türkiye to make cross-border sales.

Since its founding in 2000, Hepsiburada has been purpose-led, leveraging its digital capabilities to develop the role of women in the Turkish economy. Hepsiburada started the ‘Technology Empowerment for Women Entrepreneurs’ programme in 2017, which has supported over 50.5 thousand female entrepreneurs throughout Türkiye to reach millions of customers with their products.

Investor Relations Contact

ir@hepsiburada.com

Media Contact

corporatecommunications@hepsiburada.com

Forward Looking Statements

This press release, the conference call webcast, presentation and related communications include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995, and encompasses all statements, other than statements of historical fact contained in these communications, including but not limited to statements regarding (a) our future financial performance, including our revenue, operating expenses and our ability to achieve and maintain profitability; (b) our expectations regarding current and future GMV and EBITDA; (c) potential disruptions to our operations and supply chain that may result from (i) epidemics or natural disasters; (ii) global supply challenges; (iii) the ongoing conflict in Ukraine; (iv) changes in the competitive landscape in the industry in which the Company operates; (v) the rising inflationary environment and/or (vi) currency devaluation; (d) the anticipated launch of new initiatives, businesses or any other strategic projects; (e) our expectations and plans for short- and long-term strategy, including our anticipated areas of focus and investment, market expansion, product and technology focus, and projected growth and profitability; (f) our ability to respond to the ever-changing competitive landscape in the industry in which we operate; (g) our liquidity, substantial indebtedness, and ability to obtain additional financing; (h) our strategic goals and plans, including our relationships with existing customers, suppliers, merchants and partners, and our ability to achieve and maintain them; (i) our ability to improve our technology platform, customer experience and product offerings to attract and retain merchants and customers; (j) our ability to expand our base of Hepsiburada Premium members, and grow and externalize the services of our strategic assets; and (k) regulatory changes in the e-commerce law. These forward-looking statements can be identified by terminology such as “may”, “could”, “will,” “seek,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets”, “likely to” and similar statements. Among other things, quotations from management in this announcement, as well as our outlook and guidance, strategic and operational plans, contain forward-looking statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Hepsiburada’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, potential negative developments resulting from epidemics or natural disasters, other negative developments in Hepsiburada’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. For a discussion of additional factors that may affect the outcome of such forward looking statements, see our 2022 annual report filed with the SEC on Form 20-F (File No. 001-40553), and in particular the “Risk Factors” section, as well as the other documents filed with or furnished to the SEC by the Company from time to time. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://investors.hepsiburada.com. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this press release. All forward-looking statements in this press release are based on information currently available to the Company, and the Company and its authorized representatives assume no obligation to update these forward-looking statements in light of new information or future events. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Non-IFRS Financial Measures

This press release includes certain non-IFRS financial measures, including but not limited to, Gross Contribution, IAS 29-Unadjusted Gross Contribution, IAS 29-Unadjusted Revenue, EBITDA, IAS 29-Unadjusted EBITDA, Free Cash Flow and Net Working Capital. These financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing our financial results. Therefore, these measures should not be considered in isolation or as an alternative to profit/loss for the period or other measures of profitability, liquidity or performance under IFRS. You should be aware that the Company’s presentation of these measures may not be comparable to similarly titled measures used by other companies, which may be defined and calculated differently. See “Presentation of Financial and Other Information” in this press release for a reconciliation of certain of these non-IFRS measures to the most directly comparable IFRS measure.

Statement Regarding Unaudited Financial Information

This press release includes unaudited quarterly financial information as of and for the three months ended December 31, 2023 and 2022 and unaudited annual financial information as of and for the year ended December 31, 2023 and 2022. The quarterly and yearly information has not been audited or reviewed by the Company’s auditors. The unaudited information for the year ended December 31, 2023 is preliminary, based on the information available at this time and subject to changes in connection with the completion of the audit of the Company’s financial statements. As such, the Company’s actual results and financial condition as reflected in the financial statements that will be included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 may be adjusted or presented differently from the financial information herein and the variations could be material. The unaudited consolidated financial statements include the accounts of the Company and its subsidiaries. All periods presented have been accounted for in conformity with International Financial Reporting Standards (“IFRS”) and pursuant to the regulations of the SEC.